UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
September 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Corporation
CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR) hereby announces the closing on the date hereof of the sale of the assets, encompassing the industrial and real estate properties, that comprise the Company’s paper mill unit, located in the city of Piracicaba, State of São Paulo, Piracicaba Unit, to OJI PAPER CO., LTD. (“OJI”) for a certain and agreed amount of US$ 313,000,000.00 (three hundred and thirteen million North-American dollars) (“Price”), as informed in the material facts disclosed by Fibria and OJI on August 11th and September 22nd, 2011.

The closing of the sale was accomplished today by means of the fulfillment of all precedent conditions and the payment of the Price by OJI to Fibria.

São Paulo, September 29th, 2011.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 29, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO